SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.          10            )

                                                        Ohio Valley Banc Corp.
(Name of Issuer)

                                                               Common Stock
(Title of Class of Securities)

                                                                  677719106
(CUSIP Number)

                                                        June 30, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 677719106	13G/A

1	NAMES OF REPORTING PERSONS Morris and Dorothy Haskins Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky
NUMBER OF	5	SOLE VOTING POWER 215,514
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 215,514
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,514
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 677719106	13G/A

1	NAMES OF REPORTING PERSONS Carol H. Wedge-deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 215,514
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 215,514
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,514
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 677719106	13G/A

1	NAMES OF REPORTING PERSONS Paul D. Wedge Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 215,514
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 215,514
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,514
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%
12	TYPE OF REPORTING PERSON* IN

Name of Issuer:

Ohio Valley Banc Corp.

Address of Issuer's Principal Executive Offices:

420 Third Avenue P.O. Box 240 Gallipolis, OH 45631
Name of Person Filing:

Morris and Dorothy Haskins Foundation, Inc. Carol H. Wedge-deceased (Paul D. Wedge Jr.-Executor) Paul D. Wedge, Jr.

Address of Principal Business Office or, if none,
Residence: 1767 Chestnut Street Bowling Green, KY 42101

Citizenship:

The Morris and Dorothy Haskins Foundation, Inc. was organized under the laws of the Commonwealth of Kentucky. Carol H. Wedge and Paul D. Wedge, Jr. are United States citizens.
Title and Class of Securities: Common Shares

CUSIP Number 677719106

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[ ]	An investment adviser in accordance with § 240.13d‑1(b)(1)(ii)(E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	[ ]	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)
	(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

Morris and Dorothy Haskins Foundation, Inc.
	(a)	Amount Beneficially Owned:
215,514
	(b)	Percent of Class:
4.5%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: 215,514

	(ii)	shared power to vote or to direct the vote: -0-

	(iii)	sole power to dispose or to direct the disposition of: 215,514

	(iv)	shared power to dispose or to direct the disposition of: -0-

Carol H. Wedge
(a)	Amount Beneficially Owned:
215,514
(b)	Percent of Class:
4.5%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: -0-

	(ii)	shared power to vote or to direct the vote: 215,514

	(iii)	sole power to dispose or to direct the disposition of: -0-

	(iv)	shared power to dispose or to direct the disposition of: 215,514

Paul D. Wedge, Jr.

(a)	Amount Beneficially Owned:

  215,514

(b)	Percent of Class:

  4.5%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:  -0-

(ii) shared power to vote or to direct the vote:  215,514

(iii)             sole power to dispose or to direct the disposition of:  -0-

(iv)             shared power to dispose or to direct the disposition of: 215,514

At June 30, 2020, there were 215,514 common shares of Ohio Valley Banc Corp. owned by the Morris and Dorothy Haskins Foundation, Inc. Carol H. Wedge and Paul D. Wedge share voting and dispositive power with respect to those shares as the trustees of the Foundation.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Inapplicable

Item 8.	Identification and Classification of Members of the Group:

Inapplicable

Item 9.	Notice of Dissolution of Group:

Inapplicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORRIS AND DOROTHY HASKINS FOUNDATION, INC.

August 27, 2020	By:	/s/ Paul D. Wedge, Jr. Executor
Date		Of the Estate of Carol H. Wedge, Deceased
Carol H. Wedge – VP

August 27, 2020		/s/ Paul D. Wedge, Jr.
Date		Paul D. Wedge, Jr

August 27, 2020		/s/ Paul D. Wedge, Jr. Executor
Date		Of the Estate of Carol H. Wedge, Deceased
Carol H. Wedge

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G/A being filed with the Securities and Exchange Commission to report their beneficial ownership of less than 5% of the common shares of Ohio Valley Banc Corp., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

MORRIS AND DOROTHY HASKINS FOUNDATION, INC.

August 27, 2020	By:	/s/ Paul D. Wedge, Jr. Executor
Date		Of the Estate of Carol H. Wedge, Deceased
Carol H. Wedge – VP

August 27, 2020		/s/ Paul D. Wedge, Jr.
Date		Paul D. Wedge, Jr

August 27, 2020		/s/ Paul D. Wedge, Jr. Executor
Date		Of the Estate of Carol H. Wedge, Deceased
Carol H. Wedge